FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of July, 2005

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                        Form 20-F __X__   Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)
                              Yes ____     No __X__

   (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A


                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

         The announcement on performance updates on the first half of 2005 of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on July 15, 2005.

                                   SIGNATURE




         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                               HUANENG POWER INTERNATIONAL, INC.



                               By /s/ Huang Long
                                  ----------------




                               Name:    Huang Long

                               Title:   Director



Date: July 15, 2005



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                               [GRAPHIC OMITTED]
        (a Sino-foreign joint stock limited company incorporated in the
                 People's Republic of China)(Stock Code: 902)
                 PERFORMANCE UPDATES ON THE FIRST HALF OF 2005
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In order to provide greater disclosure to investors and potential investors, this performance updates statement aims to provide the most updated operating information that Huaneng Power International, Inc. (the "Company") has, so as to allow investors to arrive at assessments that closely reflect the current situation of the Company.
-------------------------------------------------------------------------------

Increase of Power Generation

Based on preliminary statistics, as of June 30, 2005, the Company's total power generation based on a consolidated basis for the first half of 2005 amounted to
71.843 billion kWh, an increase of 47.1% over the same period last year.

The increase in power generation of the Company's power plants was mainly attributable to the following reasons:

1. Newly acquired power plants, such as Luohuang Power Plant, Yueyang Power Plant, Yingkou Power Plant, Jinggangshan Power Plant, Pingliang Power Plant and Sichuan Hydro Power have made significant contribution to the increase of the Company's generation;

2. Stable generation capacity contributed by the six newly operated generating units at Yushe Power Plant, Qinbei Power Plant and Huaiyin Power Plant;

3. As a result of rapid economic growth, power consumption in the regions where the Company's power plants operated underwent continued growth, thereby providing favorable conditions for the growth of the Company's power generation;

4. Safe and stable operation of power generating units has ensured the growth in the Company's power generation.

The power generation of each of the Company's power plants for the first half of 2005 was listed below (in billion kWh):


Dalian                       4.50              Changxing                  0.93
Fuzhou                       4.07              Taicang                    2.04
Nantong                      4.51              Huaiyin                    2.61
Shangan                      3.99              Yushe                      2.55
Shanghai Shidongkou Second   4.18              Qinbei                     3.51
Shantou Coal-fired           2.19              Xindian                    1.30
Shantou Oil-fired            0.003             Yingkou                    2.18
Dandong                      2.13              Jinggangshan               1.58
Nanjing                      2.18              Yueyang                    1.88
Dezhou                       6.95              Luohuang                   4.37
Jining                       1.67              Pingliang                  4.28
Weihai                       2.52              Sichuan Hydro Power        2.46
Shanghai Shidongkou First    3.26

Increase of Fuel Costs

Inasmuch as the power generation of the Company increased, the Company encountered great pressure on its operating costs for the first half of 2005. Since the second half of 2004, coal prices rose continuously, and maintained at a high level during the first half of 2005. This has imposed great pressure on the operation of the Company. Compared with the comparatively low coal prices during the same period last year, the Company's fuel costs increased substantially during the first half of 2005.

It is expected that the net profit of the Company for the first half ended 30th June 2005 will decrease in the range between 30% and 40% compared to the same period last year. As the interim results for the first half of 2005 have not yet been finalised, the Company is not in a position to provide confirmed figures to quantify the relevant financial effect at this stage. The Company expects to announce its unaudited consolidated interim results for the six-month period ended 30th June 2005 on 10th August 2005. Shareholders of the Company and investors are advised to exercise caution when dealing in the shares of the Company.

                                                   By Order of the Board
                                                         Huang Long
                                                          Director

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                              Qian Zhongwei
(Executive director)                     (Independent non-executive director)
Huang Yongda                             Xia Donglin
(Executive director)                     (Independent non-executive director)
Wang Xiaosong                            Liu Jipeng
(Non-executive director)                 (Independent non-executive director)
Na Xizhi                                 Wu Yusheng
(Executive director)                     (Independent non-executive director)
Huang Long                               Yu Ning
(Executive director)                     (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Yang Shengming
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)

Beijing, the PRC
 15th July 2005